UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

TRADESTATION GROUP, INC.

(Name of Subject Company)

FELIX 2011 ACQUISITION SUB, INC.

a wholly-owned direct subsidiary of

MONEX GROUP, INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

89267P105

(CUSIP Number of Class of Securities)

Takuya Yamanaka

General Manager, Accounting Department

Monex Group, Inc.

Pacific Century Place Marunouchi 19F,

1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan

Telephone: 011-81-3-6212-3750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Ellen R. Patterson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000	David A. Sneider Simpson Thacher & Bartlett LLP Gaikokuho Jimu Bengoshi Jimusho Ark Mori Building, 37th floor, 12-32 Akasaka 1-Chome, Minato-ku, Tokyo 107-6037 Japan Telephone: +81-3-5562-6202

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
415,361,592.75	48,223.48

*	The transaction valuation is an estimate calculated solely for the purposes of determining the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The maximum transaction valuation is calculated by multiplying $9.75, the per share tender offer price, by 42,601,189 shares of common stock of TradeStation Group, Inc., which includes (a) 40,468,933 shares of common stock issued and outstanding (including restricted stock) and (b) 2,132,256 shares of common stock subject to outstanding stock options with an exercise price less than $9.75.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Felix 2011 Acquisition Sub, Inc. (“Purchaser”), a Florida corporation and a wholly-owned, direct subsidiary of Monex Group, Inc. (“Monex”), a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan, to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of TradeStation Group, Inc. (“TradeStation”), a Florida corporation, at a purchase price of $9.75 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 10, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of April 20, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Monex, Purchaser and TradeStation, a copy of which is attached as an annex to the Offer to Purchase (and incorporated by reference as Exhibit (d)(A) to this Schedule TO), is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is TradeStation Group, Inc., a Florida corporation. Its principal executive office is located at The TradeStation Building, 8050 S.W. 10th Street, Suite 4000, Plantation, Florida, 33324. The telephone number of TradeStation’s principal executive offices is (954) 652-7000.

(b) This Schedule TO relates to the Offer by the Purchaser to purchase all of the issued and outstanding Shares for $9.75 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer. The information set forth in the “Introduction” to the Offer to Purchase and in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Section 8 – Certain Information Concerning TradeStation” is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in that principal market for each quarter during the past two years is set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Section 6 – Price Range of Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Section 9 – Certain Information Concerning Purchaser and Monex” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the “Introduction” to the Offer to Purchase, and in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 1 – Terms of the Offer”, “Section 2 – Acceptance for Payment and Payment of Shares”, “Section 3 – Procedure for Tendering Shares”, “Section 4 – Withdrawal Rights”, “Section 5 – Certain U.S. Federal Income Tax Considerations”, “Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin

Regulations”, “Section 13 – The Transaction Documents”, “Section 14 – Dividends and Distributions” and “Section 15 – Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the “Introduction” to the Offer to Purchase, and in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 5 – Certain U.S. Federal Income Tax Considerations”, “Section 11 – Background of the Offer; Contacts with TradeStation”, “Section 12 – Purpose of the Offer; Plans for TradeStation; Shareholder Approval; Appraisal Rights”, “Section 13 – The Transaction Documents” and “Section 16 – Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the “Introduction” to the Offer to Purchase, and in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 9 – Certain Information Concerning Purchaser and Monex”, “Section 11 – Background of the Offer; Contacts with TradeStation”, “Section 12 – Purpose of the Offer; Plans for TradeStation; Shareholder Approval; Appraisal Rights”, “Section 13 – The Transaction Documents” and “Section 14 – Dividends and Distributions” is incorporated in this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the “Introduction” to the Offer to Purchase, and in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 6 – Price Range of Shares; Dividends”, “Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations”, “Section 11 – Background of the Offer; Contacts with TradeStation”, “Section 12 – Purpose of the Offer; Plans for TradeStation; Shareholder Approval; Appraisal Rights”, “Section 13 – The Transaction Documents” and “Section 14 – Dividends and Distributions” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Section 10 – Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Section 9 – Certain Information Concerning Purchaser and Monex” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” to the Offer to Purchase and in the section of the Offer to Purchase entitled “Section 17 – Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10. Financial Statements.

(a), (b) Not Applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the “Introduction” to the Offer to Purchase, and in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 9 – Certain Information Concerning Purchaser and Monex”, “Section 11 – Background of the Offer; Contacts with TradeStation”, “Section 12 – Purpose of the Offer; Plans for TradeStation; Shareholder Approval; Appraisal Rights” and “Section 13 – The Transaction Documents” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Section 12 – Purpose of the Offer; Plans for TradeStation; Shareholder Approval; Appraisal Rights”, “Section 13 – The Transaction Documents”, “Section 15 – Conditions of the Offer” and “Section 16 – Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet”, “Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Section 16 – Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2011.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by TradeStation and Monex, dated April 20, 2011 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 21, 2011).

(a)(5)(B)	English translation of the press release issued by Monex on April 21, 2011 only in Japan in compliance with the Tokyo Stock Exchange Requirements (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 21, 2011).

(a)(5)(C)	English translation of the press release issued by Monex on April 21, 2011 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 22, 2011).

(a)(5)(D)	Summary Advertisement as published on May 10, 2011 in The Wall Street Journal.

(a)(5)(E)	Joint Press Release issued by Monex and TradeStation, dated May 10, 2011.

(b)(A)	English translation of the Commitment Letter and term sheet, dated May 2, 2011, between Shinsei Bank, Ltd. and Monex.

(b)(B)	English translation of the Commitment Letter and term sheet, dated May 6, 2011, between Mizuho Corporate Bank, Ltd and Monex.

(d)(A)	Agreement and Plan of Merger dated as of April 20, 2011 among Monex, Purchaser and TradeStation (incorporated by reference to Annex A to the Offer to Purchase).

(d)(B)	Mutual Nondisclosure Agreement dated December 8, 2010 between Monex and TradeStation (incorporated by reference to Exhibit (e)(2) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011) and amended by Amendment No. 1 to the Mutual Nondisclosure Agreement dated March 31, 2011 (incorporated by reference to Exhibit (e)(3) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011).

(d)(C)	Employment and Management Continuity Agreement dated April 20, 2011 between TradeStation and Salomon Sredni (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by TradeStation with the SEC on April 21, 2011).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FELIX 2011 ACQUISITION SUB, INC.

By:	/s/ Takashi Oyagi
Name:	Takashi Oyagi
Title:	President

MONEX GROUP, INC.

By:	/s/ Takashi Oyagi
Name:	Takashi Oyagi
Title:	CSO, Executive Director and General Manager

Date: May 10, 2011

EXHIBITS INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2011.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by TradeStation and Monex, dated April 20, 2011 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 21, 2011).

(a)(5)(B)	English translation of the press release issued by Monex on April 21, 2011 only in Japan in compliance with the Tokyo Stock Exchange Requirements (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 21, 2011).

(a)(5)(C)	English translation of the press release issued by Monex on April 21, 2011 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Purchaser and Monex with the SEC on April 22, 2011).

(a)(5)(D)	Summary Advertisement as published on May 10, 2011 in The Wall Street Journal.

(a)(5)(E)	Joint Press Release issued by Monex and TradeStation, dated May 10, 2011.

(b)(A)	English translation of the Commitment Letter and term sheet, dated May 2, 2011, between Shinsei Bank, Ltd. and Monex.

(b)(B)	English translation of the Commitment Letter and term sheet, dated May 6, 2011, between Mizuho Corporate Bank, Ltd and Monex.

(d)(A)	Agreement and Plan of Merger dated as of April 20, 2011 among Monex, Purchaser and TradeStation (incorporated by reference to Annex A to the Offer to Purchase).

(d)(B)	Mutual Nondisclosure Agreement dated December 8, 2010 between Monex and TradeStation (incorporated by reference to Exhibit (e)(2) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011) and amended by Amendment No. 1 to the Mutual Nondisclosure Agreement dated March 31, 2011 (incorporated by reference to Exhibit (e)(3) of the Solicitation / Recommendation Statement on Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011).

(d)(C)	Employment and Management Continuity Agreement dated April 20, 2011 between TradeStation and Salomon Sredni (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by TradeStation with the SEC on April 21, 2011).

(g)	Not applicable.

(h)	Not applicable.